Exhibit 3.1

XPEL, INC.
SECOND AMENDMENT TO AMENDED AND RESTATED BYLAWS
(February 19, 2026)
Section 3.5 of the Amended and Restated Bylaws of the Corporation is amended to read, in its entirety, as follows:
“3.5 Removal and Resignation of Directors. Subject to the Nevada Revised Statutes, including NRS 78.335, and subject to any rights of the holders of preferred stock, if any, and except as otherwise provided by applicable law, any director or the entire Board of Directors may be removed from office only for Cause and only by either (a) the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of the Corporation’s issued and outstanding shares entitled to vote generally in the election of directors, voting together as a single class, at a meeting of stockholders called expressly for that purpose, or (b) the affirmative vote of a majority of the Whole Board at a meeting of the Board of Directors called expressly for that purpose. For purposes of this Section, “Whole Board” means the total number of authorized directors whether or not there exist any vacancies or unfilled newly created directorships.
For purposes of this Section, “Cause” shall mean (i) a director’s conviction of or indictment for any crime (whether or not involving the Corporation) (A) constituting a felony or (B) that has, or could reasonably be expected to result in, an adverse impact on the performance of the director’s duties to the Corporation or otherwise has, or could reasonably be expected to result in, an adverse impact on the business or reputation of the Corporation; (ii) conduct of a director, in connection with his employment or service, that has, or could reasonably be expected to result in, material injury to the business or reputation of the Corporation; (iii) any material violation of the policies of the Corporation including, but not limited to, those relating to sexual harassment or the disclosure or misuse of confidential information, or those set forth in the manuals or statements of policy of the; (iv) willful neglect in the performance of a director’s duties for the or willful or repeated failure or refusal to perform such duties; (v) acts of willful misconduct on the part of a director in the course of his employment or service that has, or could be reasonably expected to result in, material injury to the reputation or business of the Corporation; (vi) embezzlement, misappropriation or fraud committed by a director or at his direction, or with his personal knowledge, in the course of his employment or service, that has, or could be reasonably expected to result in, material injury to the reputation or business of the Corporation; (vii) a director’s breach of any material provision of any employment or service agreement that has, or could be reasonably expected to result in, material injury to the reputation or business of the Corporation, which breach is not susceptible to cure, or that is not cured within thirty (30) days after the director is given written notice of such breach by the Corporation; or (vii) a director has been declared incompetent by an order of a court of competent jurisdiction.”